Exhibit 99.2

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

Management’s Discussion and Analysis

Three months ended March 31, 2021

Amounts in United States dollars

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

I.       Overview

Orla Mining Ltd. is a mineral exploration and development company which trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the New York Stock Exchange American (“NYSE American”) under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries.

Our corporate strategy is to acquire, develop and operate mineral properties where our expertise can substantially increase shareholder value. We have two material gold projects with near-term production potential based on open pit mining and heap leaching - the Camino Rojo Oxide Gold Project located in Zacatecas State, Mexico, and the Cerro Quema Gold Project located in Los Santos Province, Panama.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our consolidated financial statements for the year ending December 31, 2020. Additional information about our Company, including our most recent consolidated financial statements, is available on the Company website at www.orlamining.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

All monetary amounts herein are expressed in United States dollars ($ or US$) unless otherwise stated. C$ refers to Canadian dollars.

This MD&A is current as of May 13, 2021.

Andrew Cormier, P. Eng., is the Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”). He has reviewed and approved the technical information disclosed in this MD&A.

II.       HIGHLIGHTS

During the three months ended March 31, 2021, and to the date of this MD&A:

A.	CAMINO ROJO OXIDE PROJECT DEVELOPMENT, Mexico
•	The January 2021 Feasibility Study on the Camino Rojo Project was released on January 11, which includes the layback area from the previously announced agreement with Fresnillo plc (“Fresnillo”), resulting in a 54% increase in mineral reserves.
•	During the quarter, construction activities were focused on earth moving, concrete pouring, and structural and mechanical installations.
•	Concrete foundations for the primary and secondary crushers have been completed and installation of structural steel for the primary crusher have begun. All main equipment for the crushing circuit have been received on site.
•	The leach pad and process facilities area have been cleared and excavating of the process ponds has begun. Excavation of the pregnant solution pond has been completed with only final grading remaining. Heap leach conveyor equipment has started to arrive at site.
•	The construction of the Merrill-Crowe plant has begun with the pouring of concrete and the installation of the cyanide tank. Completion of the Merrill Crowe plant is expected in October 2021.
•	Drilling and blasting in the pit for production of over liner material commenced in February.
•	Construction advancement of the power line to the project remains on track and is nearly 82% complete.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

•	Progress on the camp facilities is well advanced with steel work ongoing. Installation of the office buildings for the EPCM, mining contractor, and Owner´s construction management team is complete.
B.	CERRO QUEMA PROJECT DEVELOPMENT, Panama
•	An update to the Cerro Quema Pre-Feasibility Study (“PFS”) is ongoing and expected to be released in the second quarter. Specific workflows include resource modelling, process and metallurgy design, geotechnical drilling, hydrology testing, and environmental study and review.
C.	FINANCING AND CORPORATE
•	Orla completed the Layback Agreement with Fresnillo on the Camino Rojo Oxide Project upon approval from the Mexican Federal Competition Commission (Comisión Federal de Competencia Económica or “COFECE”). Under the terms of the Layback Agreement, Orla will pay Fresnillo a total cash consideration of $62.8 million through staged payments. On closing of the transaction during the first quarter, the first payment of $25.0 million was made.
•	Subsequent to quarter end, Orla completed the third and final tranche drawdown of $50 million on its Project Finance Facility (“Project Loan”). The funds will be used towards the development of the Camino Rojo Oxide Project. A total of $125 million has now been drawn on the Project Loan.
D.	COVID-19 GLOBAL HEALTH EMERGENCY

The global outbreak of the novel coronavirus (“COVID-19”) in 2020 has had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which we conduct our business. Our activities have been restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As of the date of this MD&A, it is not possible to determine the extent of the impact that this global health emergency will have on our activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation.

In March 2020, Orla suspended all activities at the Camino Rojo and Cerro Quema projects due to government mandated stay-at-home orders issued in response to the COVID-19 Global Health Emergency. Both operations have established COVID-19 committees that meet regularly to discuss operational protocols and safety measures and update as necessary.

Authorization to resume activities at Camino Rojo was received from the Mexican health authorities in May 2020 after a plan was presented and all requirements had been met for a safe return to work. However, there remains a high degree of uncertainty as to future impacts the pandemic could have on our business. Should there be changes to the current situation, our construction schedule and consequently our timing to production may be affected.

The Board of Directors has oversight over management’s response to COVID-19 and has reviewed the plans and protocols in place. The Company has implemented strict COVID-19 protocols, including rigorous screening and testing programs at both sites. Vaccination programs in Mexico are ongoing. Vaccinations for senior citizens in the local community of San Tiburcio and other nearby communities have commenced and we expect such programs to expand in the state of Zacatecas as more vaccine shipments are received. In Panama, five employees tested positive for COVID-19 in mid-April. Upon notification of the onset of initial symptoms, the Company activated contact tracing and isolation protocols. The four other staff with direct contact tested positive while the remaining six staff remained symptom free and continued to test negative. All five staff have subsequently returned to normal health and all staff were released from the 14-day quarantine period in the first week of May.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

The Company maintains robust organization-wide COVID-19 prevention protocols to support the health of its employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, construction costs and schedule, as well as community and government relations.

III.       OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

•	Maintain robust health and safety protocols, including COVID-19 prevention measures, to support the health of our employees and local communities,
•	Continue construction activities at the Camino Rojo Oxide Gold Project towards a targeted first pour in the fourth quarter of 2021,
•	Complete the update to the Pre-Feasibility Study at the Cerro Quema Oxide Gold Project,
•	Further the preliminary economic assessment study on the Camino Rojo Sulphide Project for completion by year-end 2021,
•	Continue to advance exploration programs with activities focused on supporting study work and new target identification.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

IV.       CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for reporting of mineral resource and mineral reserve estimates, which differ from the standards of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve” “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ significantly from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding the use of proceeds of an Offering; the timing for completion of any Offering; feasibility studies and economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo (as defined herein) to access the sulphide mineral resource at the Camino Rojo Project (as defined herein) and obtaining regulatory approvals related thereto; the planned exploration and development programs and expenditures; the estimation of mineral resources and mineral reserves; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project (as defined herein); proposed exploration plans and expected results of exploration from each of the Cerro Quema Project and the Camino Rojo Project; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and Ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; commodity prices and exchange rates; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction and Orla’s development, objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s Project Loan will be met, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms and that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change or disruptions affecting the Company or its properties,

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) failure to obtain required regulatory and stock exchange approvals with respect to any Offering; (ii) risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities; (iii) title risks; (iv) risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; (v) access to additional capital; (vi) uncertainty and variations in the estimation of mineral resources and mineral reserves; (vii) delays in or failure to enter into a subsequent agreement with Fresnillo with respect to the sulphide mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; (viii) health, safety and environmental risks; (ix) success of exploration, development and operation activities; (x) risks relating to foreign operations and expropriation or nationalization of mining operations; (xi) delays in obtaining or the failure to obtain governmental permits, or non-compliance with permits; (xii) delays in getting access from surface rights owners; (xiii) uncertainty in estimates of production, capital and operating costs and potential production and cost overruns; (xiv) the impact of Panamanian or Mexican laws regarding foreign investment; (xv) the fluctuating price of gold and silver and exchange rates; (xvi) assessments by taxation authorities in multiple jurisdictions; (xvii) uncertainties related to titles to mineral properties; (xviii) the Company’s ability to identify, complete and successfully integrate acquisitions; (xix) volatility in the market price of the Company’s securities; (xx) risks relating to the effects of the novel coronavirus (“COVID-19”) on the Company and (xxi) risks associated with executing the Company’s objectives and strategies.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Company’s annual information form dated as of March 23, 2020 for the financial year ended December 31, 2019 (the “Annual Information Form”), for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are made as of the date of such documents only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Company’s documents filed with, or furnished to, the SEC, which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

V.       DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

PROJECT DESCRIPTION

The Camino Rojo Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 kilometres (“km”) northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 km south-southeast of Newmont’s Peñasquito mine.

The Camino Rojo property consists of seven concessions held by Minera Camino Rojo S.A. de C.V. (“Minera Camino Rojo”), a wholly owned subsidiary of Orla, covering in aggregate 163,129 ha, with one concession expiring in 2057 and the remaining seven expiring in 2058. As part of the requirements to maintain the concessions in good standing, bi-annual fees must be paid based upon a per-hectare escalating fee, work expenditures must be incurred in amounts determined on the basis of concession size and age, and applicable environmental regulations must be respected.

Pursuant to the agreement (the “Camino Agreement”) whereby Orla acquired the Camino Rojo Project from Goldcorp Inc. (Goldcorp Inc. was subsequently acquired by Newmont, “Newmont”), Goldcorp was granted a right to a 2% net smelter returns (“NSR”) royalty on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. In October 2020, the 2% NSR royalty that pertains to oxide material was acquired by Maverix Metals Inc. (“Maverix”). A 0.5% royalty is also payable to the Mexican government as an extraordinary mining duty, mandated by federal law, and applies to precious metal production from all mining concessions, regardless of owner or other royalty encumbrances. A special mining duty of 7.5% is also payable to the Mexican government on income derived from mineral production.

Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. If a sulphide project is defined through a positive pre-feasibility study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

•	Scenario A: A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill and concentrator facilities. In such a circumstance, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with Orla owning 30%.
•	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of proven and probable mineral reserves using standalone facilities not associated with the Peñasquito mine. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

Following the exercise of its option, if Newmont elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on the sale of the sulphide project.

On December 21, 2020, Orla announced that it had completed the Layback Agreement with Fresnillo, granting Orla the right to expand the Camino Rojo oxide pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concession, located immediately to the north of Orla’s property. The Layback Agreement is only with respect to the portion of the heap leach material included in the mineral reserve estimate. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles).

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights controlled by Fresnillo will be acquired by Minera Camino Rojo to mine on a portion of the Guachichil D1 mineral concession that covers the area outside of the Orla concession required for the Project as defined in the January 2021 Camino Rojo Feasibility Study.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

Minera Camino Rojo currently has all major permits required for construction and operation of the Project described in the 2019 Technical Report. Certain permits, including authorization from the Secretary of National Defense to use and store explosives, cannot be obtained before facilities are built, and routine surface water management permits from the National Water Commission (known by its Spanish acronym, “CONAGUA”), required for constructing surface drainage diversion works and road crossings, are in process. Receipt of these permits is not expected to affect project timelines. There are no impediments to construction, mining, and processing activities for the already authorized project while permit modifications for the project described above are in the application process.

JANUARY 2021 FEASIBILITY STUDY

The technical report for the 2021 Feasibility Study entitled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project - Municipality of Mazapil, Zacatecas, Mexico” dated January 11, 2021 (“January 2021 Feasibility Study”) is available on the Company’s web site here: https://www.orlamining.com/projects/technical-reports/

The January 2021 Camino Rojo Feasibility Study considers open pit mining of 67.4 million tonnes of oxide and transitional ore at a rate of 18,000 tonnes per day. Ore from the pit will be crushed to 80% passing 28 mm, conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. Pregnant solution from the heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced. The site’s proximity to infrastructure, low stripping ratio, compact footprint, and flat pad location all contribute to the Project’s simplicity and low estimated AISC of $543 per ounce of gold.

The proposed mine is located three kilometres from a paved four-lane highway and approximately 190 kilometres from the city of Zacatecas. The area is flat and there are no known social or environmental impediments to mining at this time. There are no residents within the area of development. The town of San Tiburcio is located four kilometres to the east of the development. Orla has a Collaboration and Social Responsibility Agreement with Ejido San Tiburcio and a 30-year temporary occupation right with an expropriation right over the 2,497 hectares covering the portion of the proposed pit that is on the Orla concession and the location of all infrastructure. The Layback Agreement provides reasonable expectation that all surface and mineral rights required to develop the Project as described in the January 2021 Feasibility Study will be secured. Orla has sufficient water concessions and existing wells produce in excess of the average 24 litres per second of water required for the project.

The key permits and requirements for mining and exploration activities in Mexico are the Manifesto de Impacto Ambiental (“MIA”) and the CUS, supported by an Estudio Tecnico Justificativo (“ETJ”). Orla received the CUS in January 2020 and the MIA in August 2020 for the project constrained by the Orla concession boundary that is described in the 2019 Feasibility Study. Permit amendments will be required for the larger project described in the January 2021 Feasibility Study, including the expanded pit and the eventual increase in the heap leach and mine waste dump. There are no impediments to construction, mining, and processing activities on the Orla concession while these permit modifications are in the application process.

Orla has an active community and social program in San Tiburcio and other nearby communities of El Berrendo and San Francisco de los Quijano.

Closing of the Layback Agreement was subject to receipt of Mexican antitrust approval from the Federal Competition Commission (“COFECE”), which approval was received on February 19, 2021.

For a more detailed discussion of the January 2021 Feasibility Study, refer to Management’s Discussion and Analysis for the year ended December 31, 2020, which was filed on SEDAR on March 19, 2021, and is available on the Company’s website: https://www.orlamining.com/investors/financials-statements/

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

PERMITTING

Exploration and mining activities in Mexico are subject to control by the Secretariat of Environment and Natural Resources (known by its Spanish acronym, “SEMARNAT”), the federal government department which has authority over the two principal permits: (1) the MIA, accompanied by a Risk Study, and (2) a CUS permit accompanied by an ETJ.

The Company submitted MIA and CUS permit applications to SEMARNAT in August 2019, for the construction and operation of an open pit mine as per the project described in the previous technical report for the Camino Rojo Project entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective June 25, 2019 (the “2019 Technical Report”).

Federal environmental authorities approved the CUS permit in December 2019, Minera Camino Rojo made the requisite payment to the National Forestry Commission in January 2020. Minera Camino Rojo received the CUS permit in February 2020, allowing mine development and operation affecting 816.25 ha.

Federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the project in each development phase, as determined by a technical economic study. In November 2020, Minera Camino Rojo submitted the required first stage reclamation bond of $89.4 million Mexican Pesos (approximately US$4.4 million) which was accepted by the Mexican Federal Treasury, with formal notice given to the Federal Attorney's Office for Environmental Protection (known by its Spanish acronym, “PROFEPA”) on November 13, 2020. All MIA and CUS permit conditions have been satisfied, allowing for site activities to commence for the Project described in the 2019 Technical Report.

NEXT STEPS

Orla began working on a Change of Land Use permit amendment for the expanded pit and other permitting requirements for the increased tonnes planned to be mined as a result of the Layback Agreement.

Additional work is required to bring material on the Fresnillo concession to the measured and indicated mineral resource category which will then facilitate a mineral reserve update. Work required includes an estimated 2,500 metres of drilling, detailed QA/QC, and integration of Orla’s geological and resource models with Fresnillo’s drill data. We expect to complete the work required by the end of the fourth quarter of 2021.

MINERAL RESERVES

Camino Rojo comprises intrusive related, sedimentary strata hosted, polymetallic gold, silver, arsenic, zinc, and lead mineralization. The mineralized zones correspond to zones of sheeted sulphidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Mineralization is almost completely oxidized to a depth of approximately 120 metres and then variably oxidized below (transitional to sulphide). The mineral resource estimate was divided into oxide, high and low transitional and sulphide material. Only the oxide and transitional material are considered in the January 2021 Feasibility Study for heap leach extraction.

For a more detailed discussion of the Mineral Reserves at Camino Rojo, refer to Management’s Discussion and Analysis for the year ended December 31, 2020, which was filed on SEDAR on March 19, 2021, and is available here: https://www.orlamining.com/investors/financials-statements/

MINERAL RESOURCES

No update to the mineral resource estimate was made as part of the January 2021 Feasibility Study. The mineral resource estimate dated June 7, 2019 remains current. For a more detailed discussion of the Mineral Resources at Camino Rojo, refer to the Technical Report (NI 43-101), which was filed on SEDAR on August 6, 2019, which is available on the Company’s website here: https://www.orlamining.com/projects/technical-reports/

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

The Layback Agreement allows Orla to extend the north pit wall onto Fresnillo’s mineral titles to gain access to the oxide and transitional heap leachable mineral resources at depth on Orla’s mineral property.

The existing agreement with Fresnillo is only with respect to the portion of the heap leach material included in the mineral reserve. As such, any potential development of the Camino Rojo property that includes an open pit encompassing the Mill Resource included in the mineral resource estimate is dependent on entering into an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the Mill Resource estimate and one quarter of the Leach Resource are dependent on an additional agreement being entered into with Fresnillo. The Leach Resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries. The mineral resource estimate was prepared based on the Qualified Person’s reasoned judgment, in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practices Guidelines and his professional standards of competence, that there is a reasonable expectation that all necessary permits, agreements and approvals will be obtained and maintained, including the additional agreement with Fresnillo to allow mining of waste material on its mineral concessions. In particular, when determining the prospects for eventual economic extraction, consideration was given to industry practice, and a time frame of 10-15 years.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo property that are not included in the January 2021 Feasibility Study mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that Orla will be able to negotiate such additional agreement on terms that are satisfactory to Orla or that there will not be delays in obtaining the necessary agreement.

PROJECT RISKS

The Camino Rojo Project is subject to similar risks as comparable project. However, Orla believes it has mitigated many of those risks by early engagement with the stakeholders involved in the Project, including government permitting agencies, local land holders, including the Ejidos and Fresnillo, and the advanced stage of activities around mine construction and long-lead time mine equipment. Purchase and construction of required process and other infrastructure is already underway under the plan outlined in the 2019 Feasibility Study. Permits for the Project currently being built were received and the expanded Project requires comparatively minor permit additions and amendments. Construction and operation of the permitted portion of the Project can continue unaffected as additional permitting requirements are met.

In recent years, some mining projects in Mexico have suffered development delays or production stoppages due to community interference. Orla has an active community relations and social program and strives to maintain constructive relationships with local communities. Management believes that maintaining a robust community relations program can reduce and mitigate social risks and improve overall operational sustainability.

Under Mexico’s current COVID-19 legislation, mining and construction are permitted economic activities and the Camino Rojo Project site is operating in compliance with the Mexican Health Authority and Company requirements. Orla has implemented a strict COVID-19 protocol, including rigorous screening and testing programs to support the health of Orla’s employees, contractors and local communities. The Company is closely monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, cross-border imports, materials for construction and operation, other necessities, as well as construction costs and schedule, and community and government relations. While some delays to construction and permit amendments may occur due to the COVID-19 pandemic, Orla has taken steps to minimize potential impacts to the overall Project including additional costs related to COVID-19 safety measures.

The Feasibility Study and the Camino Rojo Project may be subject to legal, political, environmental or other risks that could materially affect the development of the Camino Rojo Project which are unknown at this time but could materialize in the future.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

QUALIFIED PERSONS

The 2021 Feasibility Study was overseen by KCA of Reno, Nevada. The mineral resource and mineral reserve estimates were conducted by IMC of Tucson, Arizona, under the direction of Michael G. Hester, FAusIMM. Mr. Hester was also responsible for the mining components of the updated Feasibility Study. KCA, under the direction of Carl Defilippi, RM SME was responsible for the metallurgy, process, general and administration and economic components of the updated Feasibility Study. Matthew Gray, Ph.D., C.P.G. (AIPG), of Resource Geosciences Incorporated of Rio Rico, AZ was responsible for the property, geology, and environmental components of the updated Feasibility Study. John Ward, Registered Geologist (AZ, CA), C.P.G. (AIPG) was responsible for the hydrogeology model. Each of Messrs. Hester, Defilippi, Gray and Ward is a Qualified Person for their respective sections of the updated Feasibility Study and each of whom is Independent of Orla under the definitions of National Instrument 43-101 (“NI 43-101”). An independent technical report prepared in accordance with the requirements of NI 43-101 is available under Orla’s profile on SEDAR and EDGAR. Andrew Cormier, P.Eng., Orla’s Chief Operating Officer, has reviewed and verified all technical and scientific information contained in this MD&A and is a Qualified Person within the meaning of NI 43-101.

CAMINO ROJO OXIDE PROJECT CONSTRUCTION UPDATE

Minera Camino Rojo commenced the start of earthworks on November 26, 2020. Equipment deliveries to site commenced in November 2020.

As of the date of this MD&A, detailed engineering of the project described in the 2019 Feasibility Study is substantially complete and construction is 22% complete. The remaining engineering will be to support in-construction modifications and as-builts.

As of the date of this MD&A:

•	Rescue of flora and fauna is substantially completed. With the completion of flora and fauna, construction activities have shifted from site clearing to earth moving, concrete pouring, and structural and mechanical installations.
•	Installation of the office buildings for the EPCM and mining contractors, as well as the Owner´s construction management team has been completed, and the construction team has moved in. The temporary warehouse was completed and commissioned. Concrete for all camp dormitory buildings, kitchen/dining hall and laundry facilities was completed. Structural steel for most of the dorms and the canteen is complete. Civil works in the administration area continue and concrete work continues. Entrance road and parking areas have been cleared.
•	Crusher and conveyor fabrication are well advanced and shipments to site have begun to arrive. The majority of shipments of the crushing circuit have been received at the project. Concrete foundations for primary and secondary crushers were completed and installation of structural steel for the primary crusher started. All main equipment for the crushing circuit has been received and stored on site.
•	The leach pad and process facilities area were cleared and excavation of the process ponds continues. The manufacture of the heap leach conveyors was substantially complete and has started arriving at the project site. Clearing and grub of the leach pad was completed, and excavation of the process ponds continues. Structural fill material is being produced from the excavated areas. Assembly and testing of grasshopper conveyors is underway. Excavation of the pregnant solution pond was completed except for final grading, and slopes cleaning.
•	The advance in the engineering design of the Merrill Crowe plant and refinery has reached 98% overall, with 30% progress in piping and 100% in instrumentation. The concrete contractor has started the excavation of footings and setting of rebar. The construction of the Merrill-Crowe plant has begun, with pouring concrete in the reagents area and installation of the cyanide tank. Planned completion of the Merrill Crowe plant is early October.
•	Construction of the road to El Berrendo continued with removal of topsoil, stabilization of the terrain and placement of sub-base material.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

•	Construction of the power line to the project commenced in January and continues, as well as the internal distribution and El Berrendo power lines. The national electric authority provided the contractor with the approved engineering for the sub-station installations, as well as access to the installations. The installation of the internal power line from the administrative area to the camp and onward was completed. Relocation of the power line to El Berrendo is almost complete, pending the connections at both ends of the line, inspection by CFE and subsequent switching of power to the new line.
•	Drilling and blasting in the pit for production of overliner material commenced in February.
•	The mining contract is being finalized and is expected to be in place in the second quarter of 2021.
•	First gold production is planned for late 2021.

CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of $125 million for the development of the Camino Rojo Oxide Gold Project (the “Project Loan”). The Project Loan was arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle Mines Limited (“Agnico Eagle”), Pierre Lassonde, and Trinity Capital.

The Project Loan provides a total of $125 million to the Company, available in three tranches. The first tranche of $25 million was drawn down by the Company on December 18, 2019 upon execution of the definitive loan documentation. The second tranche of $50 million was drawn down on October 30, 2020. The third and final tranche provides $50 million and was drawn down on April 27, 2021.

EXPLORATION

The Camino Rojo land package is under-explored and the proximity to the large Camino Rojo mineralized system provides a highly prospective opportunity. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover impacting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct a regional exploration program at Camino Rojo.

Near-Deposit Expansion: A directional core drilling program began on the large sulphide resource at the Camino Rojo deposit in the fourth quarter of 2020 and was completed in April 2021. The main objectives of the program are to generate additional information regarding the continuity and geometry of the higher-grade mineralization and to provide new material for geotechnical and metallurgical studies. A total of 1,960 metres of the drill program were completed in 2020 and 4,113 metres in 2021 for a total of 6,073 metres. A portion of the assay results have been received and the remainder are expected in Q2-2021. The assay results are being reviewed and interpreted and will be used to support the refinement of the geological model and the definition of metallurgical composites planned in the second quarter.

In addition to the Camino Rojo sulphide zone directional diamond drilling program completed in early April 2021, our planned exploration program includes: (a) 2,500 metres of core drilling to confirm mineralization on the Fresnillo property that is subject to the Layback Agreement, and (b) continuation of the regional exploration program to define drill targets toward the discovery of satellite deposits near the Camino Rojo deposit.

Regional exploration: In 2021, the regional exploration efforts are focused on defining drill targets. Planned regional work includes an airborne drone magnetic survey along the Camino Rojo mine trend, including 7,500-metres of rotary air blast (“RAB”) reconnaissance drilling to test areas where bedrock is covered by soil and colluvium. The results from the airborne magnetic survey, RAB drilling, in combination with historical and new planned new IP surveys, will support the definition of new, property-scale exploration targets.

During the quarter, $2.7 million was expensed on these exploration and evaluation activities at Camino Rojo.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

COMMUNITY AND SOCIAL

We maintain an active community, social relations, and environmental management program. During the first quarter of 2021, there were no environmental incidents. Community activities during the first quarter of 2021 were primarily focused on supporting our local communities and the challenges faced due to COVID-19 which included the donation of scholarships and food to the local communities of El Berrendo and San Francisco de los Quijano. The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors was formed and held monthly meetings during the quarter. During the quarter, the Company has:

•	Provided support to the local communities during the COVID-19 pandemic including the donation of food and protective supplies for the prevention of COVID-19.
•	Assisted in the transportation of elderly community members to a COVID vaccination centre.
•	Completed the reconstruction of the local Community Centre and started the second phase of the work, which includes the design and construction of offices, computer room, and library.
•	Continued to provide support to the community in efforts to maintain a doctor assigned to the community, including donations of food for the medical personnel assigned to the local health clinic.

Provided support for Ejido San Tiburcio to hold the election of a new council, including sanitizing supplies, face masks, medical staff for health checks at the entrance to the meeting, chairs and all logistics to hold their meeting in an open space to minimize the risk of COVID-19 infections.

At Camino Rojo, the Company continues to work in collaboration with various local service providers like truck drivers, food service suppliers to ensure they have an opportunity to participate in construction activities. To date, most of the construction companies working at Camino Rojo have contracted local cafeterias and food preparation services for their employees. The data base of local services and people available for work is updated regularly and provided to all construction companies working at the project.

Orla’s community relations team continues to maintain communications with our local communities to understand how the Company can best support them. An information and consultation campaign was conducted during the quarter, holding information sessions in all communities of direct influence of the project, where members of the community were informed about the project and had the opportunity to ask questions and express any concerns they could have about our activities or potential impacts to their communities. A follow up campaign is planned for the second quarter of this year.

B.	CERRO QUEMA PROJECT, PANAMA

PROJECT DESCRIPTION AND HISTORY

Our 100%-owned Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, the proposed mine development, and the priority drill targets.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

A predecessor company to Orla issued a mineral resource estimate and a Pre-Feasibility Study for Cerro Quema, and an independent technical report entitled “Cerro Quema Project - Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 (the “Cerro Quema Report”[1]).

The Cerro Quema Report envisions a standard open pit mine with two pits, one at La Pava and one at Quemita, coupled with a 10,000 tonne per day heap leach facility to extract the gold. The project estimates average head grade of 0.77 g/t Au, crush size of 80% passing minus 50 mm, and an average gold recovery of 86%. This would result in 418,000 ounces of gold production over a 5.3-year mine life.

The Cerro Quema Report, which contains the 2014 mineral resource and mineral reserve estimate and Pre-Feasibility Study, was filed on SEDAR by Pershimco Resources Inc. on August 22, 2014. You can download it from SEDAR at www.sedar.com or from the Company’s website at www.orlamining.com.

ENVIRONMENTAL AND PERMITTING

We have an ongoing environmental management plan that includes maintaining sediment dams, reforestation of previously disturbed areas and active sediment control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law. As of the date of this MD&A, formal approval of the extension of these concessions has not yet been received. On March 6, 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that it had received the extension applications, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. Since the expiry of the concessions, we have continued to receive ongoing exploration permits and the Ministry of Commerce has continued to accept our annual reports and concession fees.

PRE-FEASIBILITY STUDY

We are in the process of updating the Cerro Quema Pre-Feasibility Study (“PFS”) on the oxide heap leach gold project initially completed in 2014. This will include updated mineral reserve and mineral resource estimates, mining plans, process plans, cost estimates, and additional geotechnical, environmental, and metallurgical investigations. Geotechnical drilling started in mid-September 2020. Completion of the PFS is expected during the second quarter of 2021.

EXPLORATION

The discovery of the Caballito mineralized zone in 2017 and follow-up drilling executed by Orla in 2018 led to the definition of significant copper and gold sulphide mineralization with open pit potential. The Caballito-style mineralization differs from the Pava and Quemita oxide deposits as it consists of copper-gold (low arsenic) sulphide mineralization that will not be amenable to heap leaching and will require a different processing method. The Cerro Quema property shows some potential for additional oxide mineralization, but the main upside resides within the sulphides in an area that is largely under-explored.

1 The “Cerro Quema Report” is an independent technical report for the Cerro Quema Project entitled “Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014 with an effective date of June 30, 2014 prepared by Eugene Puritch, P. Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, P.Geo., of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE of KCA.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

The trend that hosts the Caballito mineralized zone and the Quemita deposit area, as well as the Pelona target in the eastern part of the project represent drill targets for potential additional Caballito-style copper-gold (low-arsenic) mineralization.

Drilling was initiated in January but was suspended in February after the completion of one drill hole due to COVID safety measures. The exploration team has been focusing its efforts on the refinement of drill targets, including the review and optimization of project data. In addition, a geophysical IP survey was initiated in mid-March to cover the south-east extension of the Caballito deposit area as well as the La Prieta porphyry target to the south of the property. Ground magnetic and soil geochemical programs are being performed in parallel with the geophysical work. These surveys are expected to be completed in the second quarter of 2021.

During the quarter, $1.9 million was expensed on these exploration and evaluation activities at Cerro Quema.

C.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (in our case, International Financial Reporting Standards, or “IFRS”).

These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”).

ALL-IN SUSTAINING COSTS ("AISC")

We have provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, our definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013.

We believe that the inclusion of projected AISC has evolved into a common market practice in the mining industry for a feasibility-level study, and that some investors have come to expect this type of disclosure from issuers at the development stage. We acknowledge that this is a performance measure that relates to production, and our mines are not yet in production, but we disclose this measure as an estimate or projection in a similar manner as the general feasibility study results relating to production figures. We have provided AISC to identify it as non-GAAP and to disclose that it lacks a standardized meaning. Upon commencing production and reporting actual AISC, we will provide a reconciliation to IFRS figures then presented.

CASH COSTS PER OUNCE

We calculate cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, we believe that this measure is useful to external users in assessing operating performance.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

VI.       SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the consolidated financial statements of the Company which were prepared in accordance with IAS 34 “Interim Financial Reporting” of IFRS as issued by the International Accounting Standards Board.

$ thousands	2021-Q1	2020-Q4	2020-Q3	2020-Q2	2020-Q1	2019-Q4	2019-Q3	2019-Q2
Exploration expense	$4,911	$3,943	$3,590	$1,166	$7,603	3,069	3,630	2,612
General and administrative	509	102	162	194	185	148	97	83
Professional fees	502	558	425	230	176	165	170	110
Regulatory and transfer agent	204	(17)	11	66	82	111	30	34
Salaries and wages	593	802	563	527	264	730	423	450
Depreciation	33	36	23	25	22	6	25	25
Share based payments	983	434	705	612	772	358	580	673
Interest and finance costs	315	1,178	1,503	609	606	447	467	34
Foreign exchange	2,864	648	1,688	(1,220)	479	138	—	8
Other (gains) and losses	(107)	(39)	(1,019)	—	—	—	—	—
Net loss	10,807	7,645	7,651	2,209	10,189	5,172	5,422	4,029

Loss per share (basic and diluted)	$0.05	$0.03	$0.03	$0.01	$0.05	$0.03	$0.03	$0.02

In 2019, we completed and publicly filed the 2019 Feasibility Study for Camino Rojo. We commenced detailed engineering and planning for construction of Camino Rojo.

In 2020, we advanced detailed engineering for the mine at Camino Rojo. During the third quarter we received the necessary permits to commence construction, and in the fourth quarter we commenced construction activities. During 2021, we have continued construction of the Camino Rojo mine, completed the agreements giving us access to the Layback Area, and we have filed the January 2021 Feasibility Study for Camino Rojo which incorporated the Layback Area. We have also conducted work to update technical studies at Cerro Quema.

Quarterly variations in exploration expense are due to seasonality and timing of mining concession fees, drilling activities and awaiting results from previous quarters’ exploration activities. During the second quarter of 2020, exploration expenses and site activities were unusually lower than previous quarters due to the temporary global shutdown and work-from-home orders caused by the COVID-19 pandemic.

Administrative costs and professional fees have trended with the level of activity of the Company, and with major regulatory events such as financings and public listings. In 2019-Q4 we closed a $125 million project credit facility. In 2020-Q4 we listed and commenced trading on the NYSE American. In 2021-Q1 we filed a Base Shelf Prospectus and United States Form F-10. Each of these events caused one-time increases in regulatory fees and legal fees. The recovery in regulatory fees in 2020-Q4 results from a one-time reversal of an accrual from a prior year.

Salaries have generally increased from 2019 into 2021 as we have grown our team in preparation for the construction and operation phases at Camino Rojo. In 2019-Q4 we incurred severance payments related to the departure of the former Chief Operating Officer.

Share-based payments expense is generally related to the number of stock options and RSUs vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

The Company received $25 million in 2019-Q4 as a first draw on the Camino Rojo Project Loan, which caused an increase in interest expense, and we can expect larger swings in foreign exchange gains and losses, starting in that quarter. We incurred loan initiation costs and those are being amortized over the next five years. The Company received a further draw of $50 million in 2020-Q4, driving the increase in interest expense. In December 2020 (2020-Q4) we commenced construction at Camino Rojo; consequently, we commenced capitalizing interest on the Project Loan, which will decrease interest expense in future quarters.

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar and the Mexican peso versus the US dollar. During 2020-Q1, Q2 and Q3, there were unusually large swings in the Canadian dollar to US dollar and the Mexican peso to US dollar exchange rates related to economic uncertainty arising from the COVID-19 pandemic. Since the commencement of construction, foreign exchange gains and losses on the intercompany loan between the Canadian parent and Mexican subsidiary are now recorded in income, rather than through other comprehensive income prior to construction.

Other gains and losses consist primarily of modification gains on changes in estimates related to the Newmont loan.

VII.       LIQUIDITY

The accompanying interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company’s ability to continue as a going concern for the next twelve months involves significant judgment. As at March 31, 2021, the Company had not advanced any of its properties to commercial production and may require further financing. During the second quarter of 2020, the Company completed a C$75 million ($53 million) equity financing. To the end of the reporting period, the Company had received $75 million of a $125 million project loan in respect of the Camino Rojo project. As of the date of this MD&A, the Company had drawn down the third and final tranche of $50 million of this Project Loan.

Historically the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions, debt financing, and from the exercise of warrants and options. While we believe our ability to raise further funding will continue, our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to sources of significant equity or debt funding until we can generate cash from operations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and the third tranche of $50 million on the Project Loan. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

During the first quarter of 2021, the Company entered into participating forward contracts for the purchase of Mexican pesos for use during the construction of the Camino Rojo Mine. The individual contracts mature monthly from April 2021 to December 2021. At March 31, 2021, the aggregate notional amount of these contracts was US$39,500,000 and the aggregate committed amount was US$19,750,000. The weighted average strike rate was 20.35 Mexican pesos per 1 US dollar. The purpose of this program is to mitigate the Company’s exposure to strengthening of the Mexican peso by protecting the downside during construction activities, thus improving predictability of our capital expenditures.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to raise financing from lenders, shareholders, and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing activities. We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand, draws from the Camino Rojo Project Loan, exercise of options and warrants and with further equity financings as required.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

	Payments due by period
Contractual obligations As at March 31, 2021 (thousands of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Purchase commitments	$49,086	$48,767	$319	$—	$—
Trade payables	3,456	3,456	—	—	—
Lease commitments	563	262	301	—	—
Camino Rojo Project Loan and related interest	99,200	6,600	13,200	79,400	—
Newmont loan	10,651	—	10,651	—	—
Fresnillo obligation and related interest	42,193	2,061	40,132	—	—
Total contractual obligations	205,149	61,146	64,603	79,400	—

In April 2021, subsequent to the quarter end, the Company drew down on the third and final tranche of $50 million on the Project Loan.

VIII.       CAPITAL RESOURCES

Capital resources available to the Company.

DEBT

The Company has successfully negotiated and executed a $125 million Project Loan agreement with a syndicate of lenders led by Trinity Capital Partners of which all has been drawn down as of the date of this MD&A.

Pursuant to the terms of the Layback Agreement, Fresnillo has agreed to deferred payments of $37.8 million which we currently estimate will be repaid on or about December 2022 ($15.0 million), and December 2023 ($22.8 million). These amounts bear interest at 5% per annum, payable quarterly.

EQUITY

In December 2020, the Company commenced trading in the United States on the NYSE American. This provides access to another channel for financing whether through equity issuances or other instruments.

The Company has filed a preliminary base shelf prospectus pursuant to which it may raise up to C$300 million in equity or similar instruments. The final base shelf prospectus was filed on March 12, 2021.

As of the date of this MD&A, 40.9 million warrants remain, all in the money.

Commitments for capital resources are substantially related to the construction of the Camino Rojo mine.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

IX.       USE OF PROCEEDS

On April 3, 2020, the Company completed a bought deal financing with a syndicate of underwriters. A total of 36,600,000 common shares of Orla were fully subscribed and sold at a price of C$2.05 per common share, for aggregate gross proceeds to the Company of C$75.0 million. The Company incurred issuance costs of approximately C$2.9 million.

The table below compares the approximate use of proceeds from the Company’s common shares issued in April 2020 and the actual amounts spent from the date of that issuance to March 31, 2021. There are no material variances to the use of proceeds in the March 2020 prospectus supplement that have impacted our ability to achieve our business objectives and milestones as disclosed in that prospectus supplement.

	Camino Rojo Project construction expenditures	Payments related to the Layback Agreement	Working capital and general corporate purposes	Exploration	Total
	C$ millions	C$ millions	C$ millions	C$ millions	C$ millions
Intended use of proceeds per March 2020 prospectus	31.9	33.8	6.5	—	72.2

Total spent April 3, 2020 to March 31, 2021	64.9	31.7	7.3	18.0	121.9
less: Use of cash on hand at April 3, 2020	(10.2)	—	(0.6)	(10.1)	(20.9)
less: Use of proceeds from the exercise of warrants and options	(9.1)	—	(6.7)	(7.9)	(23.7)
less: Use of cash from Project Loan proceeds	(27.3)	—	—	—	(27.3)
Net use of proceeds to March 31, 2021	18.3	31.7	—	—	50.0

At April 3, 2020, the Company held cash in various currencies totalling approximately C$21.9 million. At March 31, 2021, the Company held cash in various currencies totalling approximately C$39.2 million.

The Company’s focus over 2021 is the construction of the Camino Rojo Project, with initial capital amounting to US$134 million. Together with the initial working capital requirements of approximately US$10 million as the project ramps up in mid-2020, and value added tax of approximately US$21 million (which is refundable over time), the total cash requirement to production for the Camino Rojo Project is expected to be approximately US$165 million. Proceeds from the secured project finance facility of up to US$125 million (the “Facility”), available pursuant to the loan agreement between Orla, Trinity Capital Partners and certain other lenders, will be used to fund the majority of the initial capital requirements for the construction of the Camino Rojo Project. To March 31, 2021, the Company had received US$75 million under the Facility. The third and final tranche of US$50 million was drawn down subsequent to the reporting period.

Funds from the Facility are required to be used to fund the development and construction of the Camino Rojo Project. The balance of the construction capital will come from the proceeds of the April 2020 equity offering, being C$31.9 million.

An amount of approximately C$33.8 million (US$25 million) from this Offering was allocated for the first payment related to the Layback Agreement with Fresnillo. In February 2021, the Company made this payment of US$25 million (C$31.7 million).

An amount of approximately C$6.5 million from the offering was allocated for planned working capital and corporate general and administrative purposes including, but not limited to, corporate head office personnel costs, public company costs, interest expense, and other general and administrative costs.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

X.       OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XI.       RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company. Other than compensation in the form of salaries or directors’ fees, and termination benefits and share based payments (options, RSU’s, DSU’s and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	Three months ended March 31
	2021	2020
Salaries	$431	$136
Directors’ fees	45	43
Share based payments	781	630
Total	$1,257	$809

During the period covered by this MD&A, and to the date of this MD&A, there are no other related parties.

XII.       CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying unaudited interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Such estimates may impact the financial statements in the following way:

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

•	Mineral resource and mineral reserve estimates is one of the factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure.
•	Carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment.
•	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

TITLE TO MINERAL PROPERTIES

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those mineral concessions.

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

The timing of receipt of Mexican VAT is uncertain. Consequently, we have presented this item as non-current.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value of the Newmont loan, which is interest free, and the mark-to-market adjustments related to the Company’s currency hedging program.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the Company’s financial statements.

FUNCTIONAL CURRENCY

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events and conditions which we used to determine the primary economic environment of that entity.

XIII.       FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We have entered into participating forward contracts for the purchase of Mexican pesos for the construction of the Camino Rojo mine. Refer to section “VII LIQUIDITY” above for further details.

We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

XIV.       OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	237,687,025 common shares
•	40,862,500 warrants
•	10,025,874 stock options
•	500,000 bonus shares
•	790,506 restricted share units
•	707,028 deferred share units

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

You can find further details about these potentially issuable securities in the notes to the accompanying unaudited consolidated interim financial statements for the three months ended March 31, 2021.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

XV.       RISKS AND UNCERTAINTIES

As the Company has not commenced principal operations, historical revenue and expenditure trends are not indicative of future activity. The Company has committed to certain work expenditures and may enter into future agreements. The ability of the Company to fund its future operations and commitments is dependent on its ability to generate revenue and to obtain additional financing. Risks of the Company’s business include the following:

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE OR GLOBAL

Upon the occurrence of a natural disaster, pandemic or upon an incident of war, riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including COVID-19. A significant outbreak could result in a widespread crisis that could adversely affect the economies and financial and commodity markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the Company’s common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagions or epidemic disease could have a material adverse effect on the Company, its business and operational results.

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimates with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had entered into the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

The Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo property that are not included in the January 2021 Feasibility Study mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that Orla will be able to negotiate such additional agreement on terms that are satisfactory to Orla and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement to access the mineral resource with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

THE LAYBACK AGREEMENT REMAINS SUBJECT TO THE TRANSFER OF CERTAIN SURFACE RIGHTS PURSUANT TO THE LAYBACK AGREEMENT

As contemplated in the January 2021 Feasibility Study, the Layback Agreement allows access to oxide and transitional heap leachable mineral resources on Orla’s property at depth. In addition, the Layback Agreement grants Orla the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the Feasibility Study, all material to be mined on Fresnillo’s concession is classified as waste. Upon the completion of a confirmatory drill program on Fresnillo concessions by Orla, and integration of Fresnillo’s drill database, a subsequent mineral reserve update is expected which would include all economic oxide and transitional material from the expanded pit. The Layback Agreement remains subject to the transfer of certain surface rights. Delays in, or failure to obtain, the transfer of certain surface rights pursuant to the Layback Agreement could affect the timetable or cost of development of the potential mine modelled in the Feasibility Study.

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

NEGATIVE OPERATING CASH FLOW

The Company is an exploration and development stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of the Camino Rojo Project, the Cerro Quema Project and to actively pursue exploration and development opportunities, however, there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. Historically the Company’s primary source of funding has been the issuance of equity securities for cash, typically through private placements to sophisticated investors and institutions. The Company has successfully raised equity and debt financing in many of the past few years, in the form of private placement financings, the exercise of warrants and options, and negotiation of a Project Loan. While the Company believes that success will continue, its access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to significant equity or debt funding. The Company currently has negative cash flow from operating activities.

PERMITS AND LICENSES

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development, and mining operations on its properties.

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions, or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico and Panama. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not carry political risk insurance.

ESTIMATES OF MINERAL RESOURCES & MINERAL RESERVES AND PRODUCTION RISKS

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources or grade may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

MINING INDUSTRY

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on many factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration and development of ore, including unusual and unexpected geological formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to life or property, environmental damage and possible legal liability. The Company’s mineral exploration activities are directed towards the search, evaluation, and development of mineral deposits. There is no certainty that the expenditures to be made by the Company as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which with greater financial resources, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

GOVERNMENT REGULATION

The exploration activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

TITLE MATTERS

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

LAND TITLE

The Company has investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company's knowledge, titles to all surface rights are in good standing; however, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999). In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in jurisdictions which have been perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

ORLA MINING LTD. Management’s Discussion and Analysis Three months ended March 31, 2021	United States dollars unless otherwise stated

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies regarding business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anticorruption laws and regulations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

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